SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Receives a Multi-Million Dollar Order for its IP-based Digital Video Solution with Content Analytics Surveillance for Victoryland Greyhound Racing Facility, dated March 3, 2008.

99.2 Press Release: Thailand`s Telecom Services Provider, TRUE Corporation Selects NICE SmartCenter for its VoIP Call Center, dated March 27, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated April 1, 2008

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EXHIBIT INDEX

99.1 Press Release: NICE Receives a Multi-Million Dollar Order for its IP-based Digital Video Solution with Content Analytics Surveillance for Victoryland Greyhound Racing Facility, dated March 3, 2008.

99.2 Press Release: Thailand`s Telecom Services Provider, TRUE Corporation Selects NICE SmartCenter for its VoIP Call Center, dated March 27, 2008.

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NICE Receives a Multi-Million Dollar Order for its IP-based Digital Video Solution with Content Analytics Surveillance for Victoryland Greyhound Racing Facility

To expand NICE environment and enhance monitoring and investigation capabilities while decreasing total cost of ownership

Ra`anana, Israel, March 03, 2008 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that Victoryland has placed a multi-million dollar order to expand its NICE environment with NiceVision Net, NICE`s end-to-end solution for IP video security with content analytics.  The NICE solution will be used to enhance monitoring and investigation capabilities at the facility while decreasing total security cost of ownership.  The solution will be implemented together with NICE partner Sport View Technologies, a leading provider of electronic systems integration and solution packages to the Gaming industry.

Based in Shorter, Alabama, US, Victoryland holds live greyhound racing and simulcast greyhound and horse racing from all over the country. The facility is also home to well over 3300 video bingo machines.  Video analytics from NICE will enable Victoryland security staff to streamline operations and improve security and safety by monitoring occupancy, the traffic of attendees and eliminating fraud at the facility.

"We selected the NICE solution with its video content analytics to enhance the facilities surveillance capabilities, as well as to be able to provide high quality video evidence of potentially prosecutable activities," said Roman Burchart, Director of Technical Services at Sport View Technologies.  "We also expect that leveraging the IP solution will enable us to significantly decrease the cost of the project`s installation over a traditional analog solution."

The scalable IP video solution offered by NiceVision Net will provide Victoryland unprecedented reliability, with a high availability architecture that is supported by unique features, such as patent pending Zero Points of Failure encoder redundancy, ensuring non-stop surveillance under any condition for mission critical applications.

"NICE`s high-end video surveillance solutions are being selected by more and more private entities seeking to ensure the safety of their customers and to protect their assets." said Shykeh Gordon, President of NICE Vision. "This is also an evidence that NICE is the premier solution for security personnel which are increasingly requiring their digital video surveillance data to be run on IP-based networks and to benefit from the surveillance insights they can gain from advanced analytics."

About Sport View Technologies

Sport View Technologies provides the design, installation, operation and service of technology solutions including commercial audio systems, broadband cable television systems, video conferencing and multimedia solutions, security and video production systems. Each solution is custom designed and installed according to each client`s individual needs and budget.  Sport View Technologies employs over 150 technicians, with operations in dozens of locations throughout North America and Canada. Sport View`s technical staff is available to clients and end-users 24-hours a day, 7-days a week, with telephone and on-site support capabilities.  More information is available at http://www.sportviewtechnologies.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media NICE Systems +1 877 245 7448

Galit Belkind galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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Thailand`s Telecom Services Provider, TRUE Corporation Selects NICE SmartCenter for its VoIP Call Center

To improve service, dispute resolution capabilities, and operational efficiency; to replace competing systems

Ra`anana, Israel, March 27, 2008 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that Thailand`s leading and only fully-integrated telecommunications service provider, TRUE Corporation has selected NICE SmartCenter for its VoIP contact centers.  NICE Perform and the NICE workforce management solutions will replace competing systems being used today.  TRUE selected NICE SmartCenter to leverage the synergies of the NICE solutions, to improve customer service, dispute resolution capabilities, and operational efficiency.

TRUE Corporation is Thailand`s leading and only fully-integrated provider of telecommunications services, with more than 10,000 employees, and operates five core businesses, including: mobile, business, online business, pay-TV, digital commerce, and digital content.  TRUE`s contact centers handle over 8 million annual customer calls covering topics such as account information inquiries, telephony needs, and technical support requests.

With NICE SmartCenter TRUE will be able to leverage the synergies of the NICE solutions for liability recording and workforce management to better link its customer interactions with its planning and management processes.  The NICE solution for 100% interactions capture of inbound and outbound calls will enable TRUE to efficiently handle and manage information archives regarding topics such as billing, payments, collections, and telesales.  The NICE solution for workforce management will help TRUE efficiently manage and optimize scheduling of agents.

"We are pleased that Thailand`s leading telecommunications services company has selected our comprehensive solution for improving contact center performance at the agent, operational, and enterprise levels," said Doron Ben-Sira, President, NICE APAC.  "This reflects a trend we are seeing gaining more and more momentum around the world - of companies across a variety of verticals turning to NICE to replace competing systems - and help them achieve their strategic and operational goals."

About TRUE

True Corporation Public Company Limited is Thailand's only fully-integrated communications service provider, and leader in solutions for convergence lifestyles.  True provides consumers, small and medium enterprises, and corporations with a full range of voice, data and multimedia solutions customized to meet their needs.  True is the largest wireline service provider in Bangkok, the largest broadband provider in the country and a major player in the wireless, cellular and Internet markets. Principal subsidiary companies in the True Group include True Visions, Thailand's dominant pay television operator, and True Move, a major mobile phone service provider.   True gives consumers the freedom to live different lifestyles, by providing them with the power to communicate, access knowledge, information and entertainment, as well as carry out online activities whenever, wherever, and how they like under five product and service categories: TrueMove, TrueOnline, TrueVisions, TrueMoney, and TrueLife.  For more information, please visit: http://www.truecorp.co.th

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media NICE Systems +1 877 245 7448

Galit Belkind galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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